Filed by Banc of California, Inc.

(Commission File No. 001-35522)

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Pacific Mercantile Bancorp

(Commission File No. 000-30777)

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. (“BANC”) and Pacific Mercantile Bancorp (“PMBC”) with the Securities and Exchange Commission (“SEC”). The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in BANC’s or PMBC’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BANC and PMBC operate; (iv) the ability to promptly and effectively integrate the businesses of BANC and PMBC; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in BANC’s and PMBC’s public filings with the SEC. You should not place undue reliance on forward-looking statements and Banc of California, Inc. and Pacific Mercantile Bancorp undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information About the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of BANC’s and PMBC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by BANC with the SEC may be obtained free of charge at our website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BANC by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262.

The documents filed by PMBC with the SEC may be obtained free of charge at PMBC’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PMBC by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500. BANC intends to file a registration statement with the SEC which will include a joint proxy statement of BANC and PMBC and a prospectus of BANC, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BANC and PMBC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of BANC and PMBC seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from BANC or PMBC by writing to the addresses provided for each company set forth in the paragraphs above.

BANC, PMBC, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from BANC and PMBC shareholders in favor of the approval of the transaction. Information about the directors and executive officers of BANC and their ownership of BANC common stock is set forth in the proxy statement for BANC’s 2020 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of PMBC and their ownership of PMBC common stock is set forth in the proxy statement for PMBC’s 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Banc of California

BANC Analyst and Investor Call

Tuesday, March 23, 2021

CORPORATE PARTICIPANTS Jared Wolff—President, Chief Executive Officer Lynn Hopkins—Chief Financial Officer

Banc of California

Tuesday, March 23, 2021, 1:00 PM

PRESENTATION

Operator

Hello and welcome to Banc of California’s Analyst and Investor conference call. All participants will be in a listen only mode. Should you need assistance, please signal conference specialist by pressing star then zero. After today’s presentation there will be an opportunity to ask questions. To ask a question, you may press star then one on a touch tone phone. To withdraw your question, please press star then two.

Today’s call is being recorded and a copy of the recording will be available later today on the company’s Investor Relations website. Before we begin, we would like to direct everyone to the company’s safe harbor statement on forward looking statements, included in both the press release and the investor presentation that were published yesterday regarding the transaction. I would like now to turn the conference over to Mr. Jared Wolff Banc of California’s President and Chief Executive Officer.

Jared Wolff

Good morning and thank you for joining us today to discuss Banc of California’ s acquisition of Pacific Mercantile Bancorp. Joining me on today’s call is Lynn Hopkins, our Chief Financial Officer. We provided a great deal of information regarding the transaction in the investor deck that was published yesterday. And I would like to encourage all of you to download a copy from our Investor Relations website, if you have not done so already.

I’m going to spend a few moments discussing the highlights of the transaction and then Lynn and I would be happy to answer any questions you may have. At the outset, I’d like to commend and thank the leadership of Pacific Mercantile. CEO Brad Densmore, CFO Kirk Christensen and the entire leadership team have built a terrific organization. And we’re thrilled to partner with them to deliver a truly exciting event for shareholders of both companies.

Over the past two years, we’ve made tremendous progress on our efforts to transform Banc of California into a relationship focused business bank, capable of generating above pure level performance and profitability metrics as we increase in scale. As we have talked about our long term strategies for enhancing the value of the franchise, we have always said that acquisitions would eventually play a role once we had made sufficient progress on our internally focused initiatives. With the improvements we have made in our operations, balance sheet, and capital strength, we’re very pleased that we have now put ourselves in a position to start executing on acquisitions that can accelerate our growth and profitability objectives.

Our management team has significant experience executing on and integrating acquisitions. But as an institution, Banc of California has not made any whole bank acquisitions for several years. So, as we consider the type of transaction that would strategically make sense, we developed well defined criteria to guide our evaluation process. First, we wanted the transaction to be manageable in size, but also large enough to have a meaningful impact on our profitability. We wanted it to be straightforward, with relatively low execution risk, meaning similar cultures, a similar geographic footprint, customer focus, and business models.

The transaction would have to accelerate key objectives in terms of deposit mix, loan mix, or profitability. We wanted there to be clear visibility to achievable cost savings. And we wanted to have double digit EPS accretion, with relatively short tangible book value earned back, even with conservative assumptions for cost savings. The transaction we have announced with Pacific Mercantile checks all these boxes. Like Bank of California, Pacific Mercantile is a relationship focused business bank, and has developed expertise in many industries such as distribution, logistics and manufacturing, that has helped it to continually win new business in these areas.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

It’s a true CNI bank that develops full banking relationships with operating companies, with all of its top business clients utilizing account analysis. This is most clearly reflected in its deposit base, which consists of 47% non-interest bearing deposits. Improving our deposit mix, and growing our non-interest bearing deposits, has been a priority for us over the past few years. In addition of Pac Merc’s deposit base, we’ll accelerate our improvement and increased non-interest bearing deposits from 26% to 30% of total deposits on a combined basis.

Over the past several years, Pacific Mercantile has been very successful in winning business with operating companies by offering highly personalized service, customized financial solutions and a consultative approach. They have a proprietary tool called horizon analytics, that provides their clients with valuable insights on growth strategies, cash flows and valuation. This is a differentiator and ultimately can be something that is deployed across Banc of California.

Pacific Mercantile has been very effective at winning business, especially with many well performing high growth companies. Combining with Banc of California ensures that as those companies grow, we will be able to serve their needs with expanded services, greater capital and more resources. While not in our model, this has the potential to lead to a higher level of growth in the loan book that we are acquiring, than what Pacific mercantile would expect to generate on its own.

As a local competitor, we are very familiar with Pacific Mercantile, and we’ve watched it closely since its CEO Brad Densmore took over in August 2019. Since becoming CEO, Brad and the rest of the team have done an outstanding job of improving its operations, attracting new talent to the bank that has positively impacted new business development, and growing its presence throughout Southern California. As a result, the franchises become appealing to us given this attractive deposit based client roster and banking talent.

When you factor in the very achievable cost savings that will largely result from consolidating overlapping branches, vendors and technology, this transaction aligns well with the strategy I laid out. While we are estimating cost savings at 35% of Pacific Mercantile’s operating expenses, we believe there could be opportunities to reach 45%, if not more, depending on how integration proceeds. That said, the deal economics are very strong at 35% and we want a sufficient buffer to absorb any unanticipated costs and, of course, plenty of room to outperform.

Under these assumptions, we expect the transaction to be nearly 13% accretive EPS in 2022 and have a tangible book value or back period of under two and a half years. While we don’t model end revenue synergies, we do believe there are some opportunities, one of which is expansion of existing relationships with clients as they grow, as I discussed previously. Another opportunity of significant growth that could occur in the Pacific Mercantile loan book, as credit line utilization rates return to a more normalized level.

A year ago, prior to the acceleration of the pandemic, utilization rates on their commercial line of credits was in the high 60% range. At the end of 2020, it had fallen into the low 50s. As utilization rates normalize, this can provide a meaningful boost to loan balances, and net interest income. It’s important to stress that one of our guiding principles in M&A is that we want to do deals where we have a high degree of confidence of success, and where have sufficient buffer in the assumptions we’re making to achieve that success. And this is certainly the case with this transaction.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

As I mentioned earlier, M&A has always been part of our long term plan and we are excited to reach the stage of our transformation where we can begin to add acquisitive growth to our organic growth. Given Pacific Mercantile’s size and footprint overlap, integration should be relatively straightforward, allowing us to solidify our playbook. Subject to regulatory and shareholder approval, we also anticipate integration before year end. And while I expect questions to naturally arise about what’s next, let me say clearly, that we are acutely focused on the deal at hand, getting this deal right and delivering value for all shareholders.

Before we open it up for questions, I just want to take a minute once again to thank Brad, Kirk and the rest of the team at Pac Merc. Throughout negotiations and diligence, their team has been extraordinarily collaborative, which made for a very positive and productive experience. It felt like a real partnership. And while we still have a lot of work to do, I am confident that is how we will operate going forward. I think this stems from the fact that both organizations clearly see the benefits of this transaction. Commercial bankers that have been successful at Pacific Mercantile will only be more successful under the Banc of California umbrella, with the increased support and resources that we can provide.

As a combined organization, we will be better able to serve clients, grow relationships and win new business. And in the process, we will accelerate our progress on our growth and profitability objectives, enhancing the value of the franchise for all shareholders. Of course, I want to thank all of our colleagues at Banc of California for their tremendous dedication to their clients, their collaboration, and teamwork. The progress we have made over the last year, during COVID no less, has been a testament to their talent and their effort. With that, operator, let’s go ahead now and open up the line for questions.

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touch tone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster. Our first question will come from Matthew Clark with Piper Sandler. Please go ahead.

Matthew Clark

Hey, good morning.

Jared Wolff

Good morning, Matthew.

Matthew Clark

Maybe I could just start on plans to eventually cross $10 billion. I know it’s still a little ways out and I know you guys are over $10 billion before. I also believe that the potential Durban impact is pretty negligible, given that you guys are both commercial, heavily commercial oriented. But just want to get your updated thoughts on investments that might be necessary along the way, whether or not you’ve been making a lot of those investments.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Jared Wolff

Sure.

Matthew Clark

Again, knowing that you have already been over $10 billion before.

Jared Wolff

Yeah, to your point, we were previously over $10 billion. And so, we certainly know what it takes to operate there, from a people systems and regulatory standpoint. So, we don’t really see any incremental costs from that perspective, at this point. In terms of Durban, once we get over $10 billion, which wouldn’t likely be on a full year basis until 2023, the cost is less than $1 million a year, based on our current analysis. Lynn, anything to add there, in terms of what we might need to add from once we’ve reached $10 billion?

Lynn Hopkins

No, I think that’s our kind of summary and analysis, right now. Thanks.

Matthew Clark

Okay, great. And then, on the PMBC side, they were really successful with PPP in round one. Just wondering how they’re doing in round two and maybe how much of that kind of NII benefit might be embedded in the accretion outlook, if at all?

Jared Wolff

So, we didn’t disclose that in the deck. And I don’t think they’ve disclosed it separately, in terms of round two PPP. I will tell you that across the board, PPP has been lower for almost every bank. Round two has not been as robust as round one. And I think that certainly it’s true for us, and I believe it’s true for them as well. It’s not a big part of the number, though, Matthew. Lynn, was there any accretion information that we’ve provided?

Lynn Hopkins

No. I think that, as you said, the volumes are a little bit less robust in round two, compared to round one. I think that a lot of the accretion was recognized in 2020. And then there will be a portion associated with the 2021 loans, but those come through it, probably about a 4% yield. So, that would be consistent. And then once they run through their normal course and are forgiven, then I would expect other loans to come in to take over that runoff.

Matthew Clark

Okay. And then just to clarify the mark, I think it’s 1.5% of gross loans. But I think, if you include day two, and you exclude PPP, that mark is closer to 2.8%. Can you just maybe confirm and clarify that, and also, maybe just speak to kind of the due diligence you guys did on the credit side?

Jared Wolff

Sure. Let me talk to the due diligence first, and then I’ll let Lynn kind of talk about the specific numbers. It’s definitely higher level math, when you get into Cecil accounting for credit marks. During diligence, we certainly got a good understanding of the migration of their loan portfolio. They had a spike in NPA’s in the back half of last year. And so, we obviously wanted to dig into that pretty well, and the rationale for the reserves and visibility into why things are being handled.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

We took a mark that we obviously felt appropriate, incorporating all that information. And after some of the issues they had in the past, certainly underwriting tightened up, and we feel very comfortable with the quality of their production that they’ve been putting on. I also say that we’re a bank that has a lot of experience, and this management team in particular, has a lot of experience with companies that have transformed are turned around or whatever you want to call it. And so, we can look at things and see where they are and what they’ve been doing and get, perhaps, a comfort level that others who might be a little further away from that sort of process might be.

And so, we can see value, and we can get our arms around it and make sure, the question is really, Matthew, what don’t we know? And we feel like we did a robust due diligence, and we have really good visibility and feel comfortable with what we’re getting here. And I think their team has done a really good job of changing the company. That’s not to say that there wasn’t anything in the past that they were still working out. And we factor that in, and I think it’s incorporated into our loan mark.

Lynn Hopkins

Right. And then, maybe just digging through the numbers just a little bit. I agree with your comments, X, PPP, all things being equal. The coverage ratio is about 2.28, on the mark. There are several moving pieces, kind of, Jared said, based on our due diligence, we felt that we took an appropriate mark. We talk about the fact that we have both, I think the the fair value mark, has both the credit and a positive rate mark, given the current interest rate environment and our forecast for that. So, there’s a portion that’ll be accreted into interest income, the combination of the positive rate mark and the non PCB mark. So, that we would see come back through net interest income. The $22.8 million, give or take on the credit mark that you stated, that’s split between PCV and non PCV. And, again, based on the due diligence and what we had visibility to, and we were comfortable with.

Matthew Clark

Okay. Okay, great.

Lynn Hopkins

I think the other thing to keep in mind, Matthew, one last thing. One other thing, sorry, to keep in mind, is they were in the process of adopting Cecil. And so, moving from I think their current methodology to what we’ve all had lessons learned for Cecil. So, not to turn it into a large Cecil discussion, but I think that also is something we took into consideration and we stepped back and looked at the whole purchase accounting.

Matthew Clark

Okay, thank you.

Operator

Our next question will come from David Feaster with Raymond James, please go ahead.

David Feaster

Hey, good morning, everybody.

Jared Wolff

Good morning.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Lynn Hopkins

Good morning.

David Feaster

I’m well. Congratulations on a deal. I just want to start on, when we’ve talked in the past about the way that you kind of thought about M&A, one of the opportunities was kind of accelerate some balance sheet repositioning. I’m just curious, you kind of talked about, you’re gonna be at $9.5 billion pro forma and crossing $10 million in that ‘23 timeframe? Just how do you think about balance sheet repositioning? And kind of to what magnitude do you anticipate that?

Jared Wolff

So, looking at both sides of the balance sheet, on the loan side, they have a much stronger kind of true CNI business than we do. I think we do a pretty good job. But this really accelerates our desire to kind of work more directly with operating companies. They had an ABL business and some players that have just been doing deep CNI in a way that’s really different than the way that we’ve been doing it. And so, I think in that way, it’s kind of truly balanced. And I think if you look at the pro forma loan portfolio, it really looks like a nicely balanced portfolio.

And obviously, on the deposit side, we really like their deposit mix. Their top 100 customers are, they’re like, all on account analysis. I mean, it’s very, very strong. And I would say that our kind of rate sheet and products and services on the deposit side is pretty similar. And so, we compete with them, and we have for for many years. And so, we were already familiar with it, but when we got into diligence, we were able to see just how closely we were aligned. And I think that’s going to make for a really smooth transition. It’s going to make it easy for their folks to join us and feel comfortable, with more products and service to add. And it’s going to make it easy for us to retain their clients and add more value. And so, on both sides, I think it’s gonna work out really well.

David Feaster

Okay, that’s good color. And kind of following up on that, I guess, how do you think about the growth outlook as you put some of that, what you just talked about, into the practice? I mean, I got to believe that this could accelerate your growth profile. I guess, maybe just walk us through some of the strategies and your thoughts on the growth outlook going forward.

Jared Wolff

Well, it’s a low growth environment. And so, I think all banks are looking for opportunities to kind of create growth without stretching too much, in a low growth environment. And I’ve kind of been pretty vocal about that. That I think that in some ways, it’s safer to acquire a very seasoned loan portfolio through hole bank acquisition, where you can do diligence and look at it and send your people out in the market in a really low growth environment and try to be super aggressive to put on a huge volume of loans. And so, we want to grow, I think, so there’s two aspects to it.

One, is kind of what’s the macro? What’s the macro look like? And I think the macro is generally, it’s a slow growth environment where we are and so this kind of accelerates our progress, maybe by as much as a year, in terms of getting to where we need to be, in terms of our own budget. So, in that way, this moves us faster for, than we could have done on our own, when you think about putting $1 billion in loans, right? We weren’t going to do that without any runoff and do it safely. And so, in this way, I think it’s much better.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

And then in terms of how does this accelerate our own growth prospects on kind of looking at a micro level internally, I would say that this, obviously having more bankers with feet on the streets, in front of more clients, and seeing more that we can do with their existing clients is really going to be helpful. And it often unlocks opportunities with our clients that we don’t see. We’re really interested in learning more. We obviously did a lot of diligence on horizon analytics. I think it’s a tool that they would say that they have not fully optimized yet. That they found it to be very successful with the clients they’ve used it with, but it hasn’t been rolled out the way that I think they had plans to do.

And so, we’re going to look at that and see how we can use it as a differentiator. And pull in some of the services that they’re serving their clients with, we might not be fully serving our clients with. So, you always get those benefits that you don’t, the synergies that you don’t model, but you end up getting when you pull it all together and you really realize what you can do together. And so, in my experience, that stuff comes out later. It’s not necessarily up front, it’s when you’re in the integration process, and you’ve gotten together deeply, and you’re able to figure out that, hey, there’s more to do here. And so, we’re always excited to do that as well.

David Feaster

Yeah. And staying on that horizon analytics, and kind of the technology topic. Could you just talk a bit about what exactly is horizon analytics? Is it more, it sounds like more of a sales tool? Is there any opportunity for efficiency? And I guess, again, you talked about, just knowing your track record from an expense saving standpoint, that 35% seems low? I mean, do you think that there’s some opportunity to maybe accelerate some technology investment going forward? Or just how do you think about all of that?

Jared Wolff

Yeah, I mean, we don’t want to be pushing too hard on our own numbers here. But I think we feel very strongly that 35% is highly achievable. And there’s obviously room to go. The biggest expensive is clearly on systems, on facilities on both sides because you look at redundancy and see where it is. And there are legacy contracts that we’ll be able to accelerate eliminating, because we’re not going to need them. In terms of horizon analytics specifically, it’s a really interesting tool that basically does, what I would say, advanced modeling. It gives, Brad does a good job of describing how it, of how it helps clients look around corners, and see what their cash flow projections are.

Remember, you’re working with small and midsize companies. And not all of these companies have highly sophisticated planning departments. And so, you can really add value to these companies, as a partner bank, when you can help them use some of these models to look at where they’re going. And a lot of it’s in the presentation, and helps you build a relationship with your client. We say that one of the most important things to helping clients is not really what you’re selling, it’s more about that you understand what they do, and can you help them solve a problem.

And to the extent that this is a tool, which helps you understand more deeply what they do, and maybe helps them understand more deeply what they do, it brings you closer to the client, and helps you partner with them to really build a relationship. And I think that’s what this has the potential to do. And so, we’re going to obviously dive into it more deeply. And as I mentioned, I think they were looking to optimize it more than they have been. And so, this becomes another opportunity.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

David Feaster

Do you see an opportunity to potentially deploy some of those cost savings if you should exceed it into additional technologies?

Jared Wolff

We’re already doing that.

David Feaster

Okay.

Jared Wolff

I would say that we are actively investing in technology. Cyber is a big thing, right? So, we’ve been doing that. There’s no, it’s obviously moving really fast. Everybody’s focused on payments. I think we said on our fourth quarter call, call that we had in January, that we are looking at what our strategy is going to be in terms of how we play in the FinTech ecosystem and what lane we’re going to pick. This could be one of the tools that we use to pivot in that way, too early to say. I said it was kind of a 2022 rollout, that we were going to spend some time thinking about it this year, so we could do it. But we are actively thinking about it.

David Feastr

Okay. All right, thanks, everybody.

Jared Wolff

Thank you, David.

Operator

Our next question will come from Gerry Tenner with DA Davidson. Please go ahead.

Gerry Tenner

Hey, good morning. Congratulations on the deal.

Jared Wolff

Good morning, Gerry. Thank you.

Gerry Tenner

So, I had a couple of follow up questions. The first on PPP, which you had talked about a little bit. It’s pretty sizable part of PNBC’s loan portfolio, about 20%. at year end. Do you have the number for what their fourth quarter alone yield was X PPP, because I think they had changed some of their accounting in terms of kind of that fee recognition? So, just trying to get a kind of stripped out clean number there, if you have that.

Lynn Hopkins

I’ll have to go back and pull that, Gary. I don’t have it right here. But let’s see if I can get that done while you guys are talking.

Gerry Tenner

Okay, great. Thank you, Lynn. And then on the expense side, which you’ve also already talked about, but in the slide deck, I think you certainly highlight the three branches being near existing Banc of California branches. Do those cost savings extend to the kind of non-branch regional offices that PNBC has? Is that how we should be thinking about kind of the net kind of locations, also excluding those, for the most part?

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Jared Wolff

Yeah, we’re looking at both sides. So, they’ve got LPO’s, Inland Empire of San Diego, others. We have them as well. And so, we’ve got offices that don’t necessarily have branches. And so, we’re looking at both sides of, on a combined basis, we’re going to be able to obviously, cover the geographic area well. And so, we’re looking at both sides in terms of, and you end up looking at combination space, and lease cancellation expense, to figure it out. And so, we’re going through that process now. We’ve said that we think 75% of the cost saves will be realized in 2021 and the rest in 2022. And obviously, once you’ve done integration, that includes the branches. So, we’ll be figuring that out this year, and make sure it’s incorporated by the time we integrate.

Gerry Tenner

Okay, and I think your comment about passing back over $10 billion, suggested that it would be a 2023 event. Is part of that just given the amount of kind of combined PPP that you both have, as that runs off, there was obviously a hole to fill, in terms of replacing those?

Jared Wolff

Yeah, I mean, I think that’s right. And also just, so let’s say we get this done at the end of the third quarter, I mean, we don’t want to get ahead of the regulators who have a job to do. And I’m sure the timeline will be appropriate, and we obviously have shareholder approvals as well. But let’s say, just for just for conversation purposes, closes in the third quarter and we’re able to integrate late third quarter, early fourth quarter. It’s still, we would have to grow fairly substantially on our own to be over $10 billion before the end of the year 2022.

And so, excuse me, 2021. So, then in 2022, let’s say you put on some, that would be pretty meaningful growth to even get there at the end of 2022. And we don’t know what the environments gonna be like. So, I just think we think it’s likely 2023 instead 2022. And then, even if it is 2022, I think for Durban, it’s measured on a full year basis. And so, there’s kind of a look back. And maybe you get tagged with something, but I think most of it is a full year impact. And so, that’s why we think 2023 is the year that has the most impact.

I mean, if there’s a quarter or two impact in 2022, it’s not going to be huge. Our current estimate is it was like $750 grand or 750,000 or a million bucks. So it wasn’t, that’s annualized, so if you just take a little bit of that per quarter, it’s not that much. Let me let Lynn jump in here, though, in case. I don’t want to misrepresent anything.

Lynn Hopkins

No, I think you’re right. Our understanding as you measure as of the year end date that you cross $10 billion and then as the season starts or the reduction of income starts on the following July or June, mid-year date. So, I think, yeah, but I think that’s generally the timeframe and kind of generally the cost.

Gerry Tenner

Right. Well, given the size of Durban impact, I was less concerned about that timing of that coming in, versus frankly, just everything about the growth trajectory between here and there.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Jared Wolff

Got it. Yep. So yeah—

Lynn Hopkins

--and I agree with your--go ahead.

Jared Wolff

No, please, Lynn, go ahead.

Lynn Hopkins

Oh, no and I think, Gerry, to your point, I mean, you know, the PPP program does need to run its course. And will be looking to replace those loans with other growth and yeah, that’ll take time. So, I think I’d tempers kind of growth generally in the industry.

Gerry Tenner

Great. That’s all the questions I had. Lynn, I don’t know if you were able to hunt down that fourth quarter?

Lynn Hopkins

Yeah, I apologize, Gerry, I seem to have lost some connectivity here. So, I will have to follow back up with you on that number.

Gerry Tenner

Okay, sounds good. Thanks for taking my questions.

Jared Wolff

Thanks, Gerry.

Operator

Our next question will come from Timur Brazilier with Wells Fargo. Please go ahead.

Timur Brazilier

Hi, good morning, everyone.

Jared Wolff

Good morning, Timur.

Timur Brazilier

Jared, you had mentioned in your opening remark, that you and the rest of the management team have a history of doing M&A (INAUDIBLE) Banc of Cal as an entity hasn’t participated in a little bit. Maybe just talk through some of the steps that you’ve taken over the last couple of years, and building out the back office capabilities to re-engage in M&A. And I guess, what will you be monitoring as you’re integrating this transaction over the next couple of months?

Jared Wolff

Sure. So, M&A was not something that we started actively talking about internally, although it was something that Lynn and I have been thinking about for a while. We needed to clearly set our sights on our ourselves initially, to do all the hard work that we did the first year I was there. If you remember, kind of the transition of the way things went, the first year was kind of getting the deposit culture together, re mixing the loans a little bit, and cutting some expenses. And kind of shifting our balance sheet. It was very inwardly focused.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

And it was partly because we just needed to make sure all our systems were in place, and people had the right tools and the right resources to do what they needed to do. Year two, obviously COVID hit and we really learned a lot about ourselves and what we were capable of. And really tested our systems and people in a fairly robust and dramatic way, because we had COVID hit, we had PPP, but we also put our sights externally. I mean, we were like, alright, how do we rationalize that LAFC? How do we deal with FHLB, some longer term borrowings? Can we get the sub debt retained? Can we get the preferred redeemed by issuing some sub debt? So, year one was kind of very internal. Year two was internal, but with some real key external objectives in terms of things that we wanted to take advantage of.

And so, that whole time, we started thinking about what would accelerate our growth. And we started talking as a management team more explicitly about M&A. And there was nothing to talk about year one. I mean, I was talking about it, but nobody was listening, because we weren’t in a position to do anything. But I was talking to colleagues and talking to pure banks, and just trying to see what was out there. And year two, we more internally, we started getting our playbook together and making sure that we would be ready.

And from a system standpoint, from an IT standpoint, understanding what our capabilities were, what our bench strength was, making sure we had redundancies in the right place, making sure people weren’t so distracted with things they had to fix on their own, that they weren’t in a position to do this. And so, I had been working on in the background of seeing when we would be ready, and internally, we were getting ourselves ready and things kind of aligned. And so, I feel very comfortable with our team, the work that they’ve done, the redundancy that we have, their outlook. We have a very strong team in place that will be our project team. And they will be joined by by key participants from Pacific Mercantile. And together, we’ll work on the game plan over the time between signing and closing, to make sure that we’re ready to close and integrate for the benefit of shareholders.

And we have a really good playbook. But again, this strikes the balance of all the things that we talked about at the outset, which is, we’re doing one that’s in a very proximate geography. We’re doing it on systems that we understand. We’re doing it with products that are very similar. We’re doing it with loans that are the type that we would want to originate ourselves and. So, similar credit methodology in terms of how loans are risk rated, not a lot of complexity, in terms of what we’re trying to do here, which I think is appropriate for kind of the first run.

Timur Brazilier

Okay, that’s good color. Thank you. And then just looking at remaining capital opportunities, does this change the timeline? Specifically, I’m looking like at the CUV redemption, does this change that timeline? Or is it still this is additive and everything that’s been in place in place and the time it’s been in place is still really a go?

Jared Wolff

Yeah, I think, it doesn’t change the time. And we’ve said that we thought series E was an end of 2021, early 2022 event. And this doesn’t change that timeline for us.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Timur Brazilier

Okay. That’s great color. My other questions are answered. Congrats on the deal.

Jared Wolff

All right, thanks, Timur. Appreciate it.

Operator

Our next question will come from Jackie Bohlen with KBW, please go ahead.

Jackie Bohlen

Hi, Jared and Lynn, good morning.

Jared Wolff

Good morning, Jackie.

Jackie Bohlen

I wanted to dig into balance sheet liquidity. And I realized that this isn’t specific to this transaction, only that it involves the combined institution. But just curious how you’re thinking about that today, in light of the ever evolving rate environment that we’re sitting in and thinking about? I know that while PNBC’s PPP participation was quite large, it’ll be a smaller percentage of your overall portfolio. But just with your runoff and their runoff in those loans, there’ll be some excess cash to deploy. So, how you’re thinking about the mix of all that, post deal close?

Jared Wolff

Lynn, you want to jump in?

Lynn Hopkins

Let me start. Yeah, let me start with liquidity. I mean, there’s obviously a lot of moving pieces here with PPP, it creating liquidity in the marketplace. I think, a big portion of this has also to do with the funding side. We’ve spoken about higher price deposits that we’re looking to bring into the current market, but also happy to right size, I think some of our funding sources. So, could see, I think, some shifts there just because carrying liquidity is expensive. I think that in a low growth environment, there’s still opportunity in the niches that we’re looking at, to grow the loans and redeploy it. So, I think it’s on both sides, Jackie.

Jackie Bohlen

Okay, so some purchases, and then the ability to run down some of the higher cost funding sources as well, if I’m understanding?

Lynn Hopkins

Yeah. So, part of our goal has been to be more profitable, not just grow for growth’s sake. So, I think there’ll be some rationalization there. And I think we touched on that earlier as well.

Jackie Bohlen

Okay, and then separate from the transaction, just as you think about any runoff that may be occurring in the portfolio. And I realized that the rate environment is a little bit different today than when we all have this discussion in late January. Does this transaction change your appetite, if you were to see pools of loans or anything like that become available? Is that anything that would be of interest to you as a potential cash deployment opportunity, as well?

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Jared Wolff

So, we’re gonna keep running along our objectives, as we outline them as a standalone company, while this is going on. And that includes, if we saw the opportunity to buy loans that we thought made sense for our company that were, and we’re doing that really as an additive strategy, not as a core strategy. But we do have the runoff of the SFR. And so, kind of replacing it with high quality loans.

I think we’re gonna keep doing that, to the extent that we see that those are the best risk adjusted yields we can get in the market. Or there’re strong risk adjusted yields. We’ll continue to do that. In terms of anything large, we’re obviously, as I said, acutely focused on doing this deal and getting it done right. And we will make sure that we don’t get distracted from that.

Jackie Bohlen

Okay, yes. And I mean, my question was more about smaller loan pools and not looking at additional potential M&A.

Jared Wolff

Yep. Understood.

Jackie Bohlen

Okay. Great. Thank you. Everything else was already answered.

Jared Wolff

Appreciate it, Jackie. Thank you.

Operator

Again, if you have a question, please press star then one. Our next question will come from Tim Coffey with Janney. Please go ahead.

Tim Coffey

Thanks. Moring, Jared. Morning, Lynn.

Jared Wolff

Good morning, Tim.

Tim Coffey

First question, have you set a date for the quarter conversion?

Jared Wolff

We have a date reserved, that’s kind of late September. And so, we hope we hit it. If we can, great. If we can’t, we have another backup date.

Tim Coffey

Okay. And kind of along that line, for modeling purposes, is this likely to be a late 3Q event for the closing of the deal?

Jared Wolff

I think so. I mean, I think we need to give our regulators as much time as they need. And we’re not going to predict what they’re going to do or how they’re going to do it or the timeframe upon which they’re going to do it. But I think based on other deals that have happened, I think that’s a reasonable estimate.

Banc of California

Tuesday, March 23, 2021, 1:00 PM

Tim Coffey

Okay. And then, I recognize that you don’t want to spend too much time talking about additional M&A given the work in front of you. So, I just have one question. If you kind of look at the first stage of the M&A strategy, does it include market expansion? Or do you think you have enough work to do within the market?

Jared Wolff

I think there’s tons of opportunity where we are. I mean, there’s rarely deals that are true market expansion where there’s no overlap. So, we’re just speaking hypothetically here, generally there’s some overlap. But that’s not to say that you couldn’t find cost savings on deals, whether it comes from deposits or anything else that are expansion, because you’re creating a new a new foothold somewhere. You got to look at the specifics of any particular deal to see how it works, where the cost savings going to come from, if you’re going to really go out of market.

Tim Coffey

Okay. And then, it appears that, organically, Banc of California was on its way to a plus 1% ROA run rate, probably early half of the second half of this year. Does this deal change that trajectory?

Jared Wolff

It doesn’t change it in terms of our standalone numbers. It obviously accelerates what we’re going to do on a combined basis. So, standalone, we still see our goals as second half of the year. Standalone, we were going to reach one ROA on a sustainable basis. And we haven’t changed from that. I don’t see anything that’s moved us off there yet. But obviously, on a combined basis, this, as I mentioned in my comments, it might accelerate us by as much as a year in terms of what we thought we were going to do on a budget perspective. So, in that way, it’s pretty exciting.

Tim Coffey

All right, great. Those were my questions. I appreciate the time. Thank you.

Jared Wolff

Appreciate it, Tim. Thank you.

Lynn Hopkins

Thank you.

Operator

This concludes our question and answer session, which also concludes today’s conference. Thank you for attending today’s presentation. You may now disconnect.

Banc of California

Tuesday, March 23, 2021, 1:00 PM